                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                SCHEDULE 13D
                               (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (AMENDMENT NO. )*

                                BROADCAST.COM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   111310 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Gary Valenzuela
Senior Vice President, Finance and Administration, and Chief Financial Officer
                                   Yahoo! Inc.
                             3420 Central Expressway
                          Santa Clara, California  95051
                                  (408) 731-3300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 31, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 111310 10 8                                     Page  2  of 11  Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     YAHOO! INC.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               7,811,008 (1)
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  17,400,272 (2)
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  7,811,008 (1)
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0 (2)
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,211,280 (1) AND (2)
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.0% (3)
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) 7,333,300 of the shares of broadcast.com common stock, par value $0.01 per share ("broadcast Common Stock"), of broadcast.com covered by this
    Schedule 13D are purchasable by Yahoo! upon exercise of an option granted to Yahoo! as of March 31,

                                 SCHEDULE 13D

CUSIP No. 111310 10 8                                     Page  3  of 11  Pages

    1999 (the "Option"), and described in Items 3 and 4 of this Schedule 13D. Prior to the exercise of the Option, Yahoo! is not entitled to any rights as a stockholder of broadcast.com as to the shares of broadcast.com Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Yahoo! expressly disclaims beneficial ownership of any of the shares of broadcast.com Common Stock that are purchasable by Yahoo! upon exercise of the Option until such time as Yahoo! purchases any such shares of broadcast.com Common Stock upon any such exercise. Based on the number of shares of broadcast.com Common Stock outstanding on March 31, 1999, as represented by broadcast.com in the Agreement and Plan of Merger by and among broadcast.com, Yahoo! and Alamo Acquisition Corp., a Delaware corporation and newly formed wholly owned direct subsidiary of Yahoo! ("Newco"), dated as of March 31, 1999 (the "Merger Agreement"), the number of shares of broadcast.com Common Stock indicated represents 1.3% of the total outstanding shares of broadcast.com Common Stock, excluding shares of broadcast.com Common Stock issuable upon exercise of the Option.

(2) 17,400,272 of the shares of broadcast.com Common Stock covered by this report are subject to a voting agreement (the "Voting Agreement") entered into by certain stockholders of broadcast.com with Yahoo! pursuant to which such stockholders have agreed to vote all of the shares of broadcast.com Common Stock beneficially owned by such stockholders in favor of the proposed merger of Newco with and into broadcast.com.
    Yahoo! expressly disclaims beneficial ownership of any of the shares of broadcast.com Common Stock covered by the Voting Agreement. Based on the number of shares of broadcast.com Common Stock outstanding on March 31, 1999, as represented by broadcast.com in the Merger Agreement, the number of shares of broadcast.com Common Stock indicated represents approximately 46.2% of the outstanding shares of broadcast.com Common Stock, excluding the shares of broadcast.com Common Stock issuable upon exercise of the Option (as described above).

(3) After giving effect to the exercise in full of the Option.

                                 SCHEDULE 13D

CUSIP No. 111310 10 8                                     Page  4  of 11  Pages

ITEM 1 - SECURITY AND ISSUER

     This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Shares" or the "broadcast.com Common Stock"), of broadcast.com inc., a Delaware corporation
("broadcast.com"). The principal executive office of broadcast.com is located at 2914 Taylor Street, Dallas, Texas 75226.

ITEM 2 - IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is filed by Yahoo! Inc., a California corporation ("Yahoo!"). The address of the principal business and principal office of Yahoo! is 3420 Central Expressway, Santa Clara, California 95051. Yahoo! is a global Internet media company that offers a branded network of comprehensive information, communication and shopping services to millions of users worldwide.

     As a result of entering into the Voting Agreement described in Items 3 and 4 below, Yahoo! may be deemed to have formed a "group" with each of the Stockholders (as defined in Item 3 below) for purposes of Section13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Yahoo! expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

     To the best of Yahoo!'s knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Yahoo!, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

     (d) - (e) During the last five years, neither Yahoo! nor, to the best knowledge of Yahoo!, any of the executive officers or directors of Yahoo!, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All prior acquisitions of broadcast.com Common Stock by Yahoo! have been made using working capital of Yahoo!.

     Yahoo! entered into an Agreement and Plan of Merger dated as of March 31, 1999, by and among Yahoo!, Alamo Acquisition Corp., a Delaware corporation and newly formed wholly

                                 SCHEDULE 13D

CUSIP No. 111310 10 8                                     Page  5  of 11  Pages

owned subsidiary of Yahoo! ("Newco"), and broadcast.com (the "Merger Agreement"), providing for the merger (the "Merger") of Newco with and into broadcast.com with broadcast.com as the surviving corporation, pursuant to which each outstanding Share will be converted into the right to receive
0.7722 of a share of common stock, par value $0.00017 per share, of Yahoo!. The Merger is subject to the approval of the Merger Agreement by broadcast.com's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

     As an inducement for Yahoo! to enter into the Merger Agreement and in consideration thereof, broadcast.com granted to Yahoo! an option (the "Option") to purchase, under certain circumstances described in the Merger Agreement, up to 7,333,300 Shares at a purchase price per Share equal to $130.02, as adjusted as provided therein (the "Purchase Price"). Based on the number of Shares outstanding on March 31, 1999, as represented by broadcast.com in the Merger Agreement, the Option would be exercisable for approximately 19.9% of the outstanding Shares, or approximately 16.6% of the Shares on a fully-diluted basis after giving effect to the exercise of the Option. Yahoo! did not pay additional consideration to broadcast.com in connection with broadcast.com granting the Option.

     None of the Triggering Events (defined in Item 4 below) permitting the exercise of the Option has occurred as of the date hereof. In the event that the Option becomes exercisable and Yahoo! wishes to purchase the Shares subject thereto, Yahoo! anticipates that it would fund the exercise price with working capital. See also Item 4 below.

     As a further inducement for Yahoo! to enter into the Merger Agreement and in consideration thereof, Motorola, Inc., Mark Cuban and Todd Wagner (collectively, the "Stockholders"), entered into a voting agreement with Yahoo! (the "Voting Agreement"), dated as of March 31, 1999, whereby the Stockholders agreed, severally and not jointly, to vote all of the Shares beneficially owned by them in favor of approval and adoption of the Merger Agreement. Yahoo! did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement. References to, and descriptions of, the Merger Agreement and the Voting Agreement, respectively, as set forth above in this Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2 to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4 - PURPOSE OF TRANSACTION

     (a) - (j)  The information set forth, or incorporated by reference, in
Item 3 is hereby incorporated herein by reference.

     Pursuant to the Merger Agreement, broadcast.com has granted Yahoo! the Option. Upon the terms and subject to the conditions set forth in the Merger Agreement, Yahoo! may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of certain events (each, a "Triggering Event"). The Option will expire on the day that is the earlier

                                 SCHEDULE 13D

CUSIP No. 111310 10 8                                     Page  6  of 11  Pages

of: (1) the effective date of the Merger, or (2) 270 days after termination of the Merger Agreement.

     In general, a Triggering Event may be deemed to have occurred: (1) if
(a) the Board of Directors of broadcast.com or any committee thereof having authority to bind the Board of Directors shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Yahoo! its recommendation in favor of the adoption and approval of the Merger Agreement or the approval of the Merger; (b) broadcast.com shall have failed to include in the proxy statement/prospectus the recommendation of the Board of Directors of broadcast.com in favor of the adoption and approval of the Merger Agreement and the approval of the Merger; (c) the Board of Directors of broadcast.com fails to reaffirm its recommendation in favor of the adoption and approval of the Merger Agreement and the approval of the Merger within 15 business days after Yahoo! requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal (as defined in the Merger Agreement); (d) the Board of Directors of broadcast.com or any committee thereof having authority to bind the Board of Directors shall have approved or publicly recommended any Acquisition Proposal; (e) broadcast.com shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; (f) a tender or exchange offer relating to securities of broadcast.com in excess of 50% of its outstanding voting securities shall have been commenced by a person unaffiliated with Yahoo! and broadcast.com shall have sent to its stockholders pursuant to Rule 14e-2 promulgated under the Exchange Act of 1934, as amended (the "Exchange Act"), a statement disclosing that broadcast.com recommends acceptance of such tender or exchange offer; or (g) broadcast.com shall have intentionally breached its obligations under Section 5.4 of the Merger Agreement (provisions regarding no solicitation by broadcast.com); or (2) upon termination of the Merger Agreement by either Yahoo! or broadcast.com if the requisite approval of the Merger Agreement by broadcast.com' stockholders is not obtained by reason of the failure to obtain the required vote at a meeting of broadcast.com's stockholders duly convened therefor or at any adjournment thereof.

     Upon the occurrence of certain events set forth in the Merger Agreement, broadcast.com is required to make certain payments to Yahoo! upon the surrender of all or a portion of the Option to broadcast.com. In addition, the Merger Agreement grants certain registration rights to Yahoo! with respect to the Shares subject to the Option.

     Pursuant to the Voting Agreement, the Stockholders have agreed to vote all of the Shares beneficially owned by them in favor of the approval and adoption of the Merger Agreement. The Voting Agreement terminates upon the earlier to occur of (1) completion of the Merger, or (2) termination of the Merger Agreement. The name of each Stockholder and the number of outstanding shares of broadcast.com Common Stock held by each Stockholder are set forth on the signature pages to the Voting Agreement which are incorporated herein by reference.

     The purpose of the Option and the Voting Agreement is to facilitate consummation of the Merger.

                                 SCHEDULE 13D

CUSIP No. 111310 10 8                                     Page  7  of 11  Pages

     Upon consummation of the Merger as contemplated by the Merger Agreement
(1) Newco will be merged into broadcast.com, (2) the Board of Directors of broadcast.com will be replaced by the Board of Directors of Newco, (3) the Certificate of Incorporation and Bylaws of broadcast.com will be replaced by the Certificate of Incorporation and Bylaws of Newco, (4) the Shares will cease to be authorized for listing on the Nasdaq National Market, and (5) the Shares will become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act.

     References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 4, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) The number of Shares owned as of the date hereof by Yahoo! is 159,236, and the number of Shares covered by the Option is 7,333,300. In addition, Yahoo! is the holder of a warrant to purchase 318,472 Shares. In the aggregate, these Shares constitute, based on the number of Shares outstanding on March 31, 1999, as represented by broadcast.com in the Merger Agreement, approximately (1) 1.3% of broadcast.com Common Stock without taking into consideration the exercise of the Option, or (2) 17.6% of broadcast.com Common Stock that would be outstanding after giving effect to the exercise in full of the Option.

     Prior to the exercise of the Option, Yahoo! (1) is not entitled to any rights as a stockholder of broadcast.com as to the Shares covered by the Option and (2) disclaims any beneficial ownership of the shares of broadcast.com Common Stock which are purchasable by Yahoo! upon exercise of the Option because the Option is exercisable only in the limited circumstances referred to in Item 4 above, none of which has occurred as of the date hereof. If the Option were exercised, Yahoo! would have the sole right to vote and to dispose of the shares of broadcast.com Common Stock issued as a result of such exercise, subject to the terms and conditions of the Merger Agreement. See the information in Items 3 and 4 above with respect to the Option, which information is incorporated herein by reference.

     The number of Shares covered by the Voting Agreement is 17,400,272 (including 494,580 shares subject to options held by Mark Cuban, Todd Wagner and Steven Leeke, a Director of broadcast.com and officer of Motorola), which constitutes approximately 46.6% of broadcast.com Common Stock, based on the number of Shares outstanding on March 31, 1999, as represented by broadcast.com in the Merger Agreement. By virtue of the Voting Agreement, Yahoo! may be deemed to share with the respective Stockholders the power to vote Shares subject to the Voting Agreement. However, Yahoo! (1) is not entitled to any rights as a stockholder of broadcast.com as to the Shares covered by the Voting Agreement and (2) disclaims any beneficial ownership of the shares of broadcast.com Common Stock which are covered by the Voting Agreement. See the information in Items 2 and 3 with respect to the Stockholders and the information in Items 3 and 4 with respect to the Voting Agreement, which information is incorporated herein by reference.

                                 SCHEDULE 13D

CUSIP No. 111310 10 8                                     Page  8  of 11  Pages

     (c) Other than as set forth in this Item 5(a)-(b), to the best of Yahoo!'s knowledge as of the date hereof (1) neither Yahoo! nor any subsidiary or affiliate of Yahoo! nor any of Yahoo!'s executive officers or directors, beneficially owns any shares of broadcast.com Common Stock, and
(2) there have been no transactions in the shares of broadcast.com Common Stock effected during the past 60 days by Yahoo!, nor to the best of Yahoo!'s knowledge, by any subsidiary or affiliate of Yahoo! or any of Yahoo!'s executive officers or directors.

     (d) No other person is known by Yahoo! to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, broadcast.com Common Stock obtainable by Yahoo! upon exercise of the Option.

     (e)  Not applicable.

     Reference to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2 to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the Voting Agreement are included as Exhibits 1 and 2, respectively, to this Schedule 13D. To the best of Yahoo!'s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person which respect to any securities of broadcast.com.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

Exhibit   Description

1 Agreement and Plan of Merger dated as of March 31, 1999, by and among Yahoo! Inc., Alamo Acquisition Corp., and broadcast.com inc. (without exhibits).

2         Voting Agreement dated as of March 31, 1999, by and among Yahoo!
          Inc., Motorola, Inc., Mark Cuban, and Todd R. Wagner.

                                 SCHEDULE 13D

CUSIP No. 111310 10 8                                     Page  9  of 11  Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 1999                          /s/ Gary Valenzuela
                                             ----------------------------------
                                             Gary Valenzuela
                                             Senior Vice President, Finance
                                             and Administration, and Chief
                                             Financial Officer

                                 SCHEDULE 13D

CUSIP No. 111310 10 8                                     Page  10  of 11  Pages

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                                 OF YAHOO! INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Yahoo!. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 3420 Central Expressway, Santa Clara, California 95051.

                                BOARD OF DIRECTORS

Name and Title                Present Principal Occupation
--------------                ----------------------------
Timothy Koogle,               Chief Executive Officer and Chairman of the Board, Yahoo! Inc.
Chairman of the Board

Eric Hippeau,                 Chairman and Chief Executive Officer of Ziff-Davis, Inc.  The
Director                      address of Ziff-Davis is One Park Avenue, New York, New York
                              10016

Arthur H. Kern,               Chairman and Chief Executive Officer of American Media.
Director

Jeff Mallett,                 President and Chief Operating Officer, Yahoo! Inc.
Director

Michael Moritz,               General Partner, Sequoia Capital.  The address of Sequoia Capital
Director                      is 3000 Sand Hill Road, Building 4, Suite 280, Menlo Park,
                              California 94025

Jerry Yang,                   Chief Yahoo, Yahoo! Inc.
Director

                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name and Title                Title and Present Principal Occupation
--------------                --------------------------------------

David Filo                    Chief Yahoo, Yahoo! Inc.


Farzad Nazem                  Senior Vice President, Product Development and Operations, and
                              Chief Technology Officer, Yahoo! Inc.

                                 SCHEDULE 13D

CUSIP No. 111310 10 8                                     Page  11  of 11  Pages

James J. Nelson               Vice President, Finance, Yahoo! Inc.

John Place                    Vice President, General Counsel and Secretary, Yahoo! Inc.

Anil Singh                    Senior Vice President, Sales, Yahoo! Inc.

Gary Valenzuela               Senior Vice President, Finance and Administration, and Chief
                              Financial Officer, Yahoo! Inc.